Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was released by the Wall Street Journal on July 6, 2021. A copy of the article and social media posts related to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Wall Street Journal Article

●	WSJ NEWS EXCLUSIVE

●	FINANCE

Concentrated Solar Power Firm Heliogen to Go Public in $2 Billion SPAC Merger

Heliogen is combining with the SPAC Athena Technology, one of the few so-called blank-check companies led by women

Heliogen says the intense heat from its solar operations can be collected and processed to generate electricity, power industrial processes or produce hydrogen fuel—even when the sun goes down.

PHOTO: HELIOGEN

By

Amrith Ramkumar

July 6, 2021 5:30 pm ET

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Heliogen Inc. is merging with a special-purpose acquisition company to go public in a combination that values the concentrated solar power company at about $2 billion, the companies said.

Founded in 2013, Heliogen uses mirrors that are positioned with artificial intelligence to reflect sunlight at a small receiver, generating an intense heat. That sunlight can be collected and processed to generate electricity even when the sun goes down, the company says. The renewable energy can also be used to power industrial processes needed to make materials like steel and to produce hydrogen fuel.

The company’s CEO is angel investor and entrepreneur Bill Gross —sometimes confused with the bond investor Bill Gross, who co-founded investment giant Pacific Investment Management Co. Heliogen’s Mr. Gross has made a fortune backing internet startups through his Idealab incubator and is now focusing on renewable energy companies. The firm expects to install its first commercial project in 2023.

Heliogen is combining with the SPAC Athena Technology Acquisition Corp., one of the few so-called blank-check companies led by women. Cybersecurity executive and former U.S. Army officer Phyllis Newhouse and venture capitalist Isabelle Freidheim are the SPAC’s CEO and board chair, respectively. Former Georgia Democratic gubernatorial candidate Stacey Abrams is one of its advisers.

Based in Pasadena, Calif., Heliogen has been testing its technology in a demonstration facility since 2019. It now hopes to scale operations to bring down costs and emissions in energy-intensive industries like mining, Mr. Gross said in an interview.

“This allows us to be a defining solution for industrial decarbonization,” he said. While commercial projects are expected to be much larger than the Heliogen test site, the company doesn’t anticipate needing any new technology, Mr. Gross said.

The merger is the latest SPAC deal tied to renewable energy as companies and investors line up trillions of dollars to fight climate change. Nearly 60 blank-check combinations have been announced since March 2020 that collectively value companies tied to electric cars, green energy or sustainability at some $145 billion, according to a Dow Jones Market Data analysis of figures from SPAC Research.

Steelmaker ArcelorMittal SA is a Heliogen investor and is evaluating uses of the company’s technology at its plants. Mining giant Rio Tinto PLC is also looking at working with Heliogen at a mine in California.

Backed by investors including Microsoft Corp. co-founder Bill Gates and billionaire biotech investor and Los Angeles Times owner Patrick Soon-Shiong, Heliogen was awarded $39 million by the U.S. Energy Department late last year to advance its technology.

The company is expected to generate about $415 million in cash proceeds through the SPAC deal. That includes the money held by the SPAC and a $165 million private investment in public equity, or PIPE, associated with the merger. PIPE investors include ArcelorMittal and Morgan Stanley’s Counterpoint Global.

A SPAC is a shell company that raises money and trades on a stock exchange with the sole purpose of merging with a private company to take it public. The private company, typically a startup, then gets the SPAC’s place in the stock market. Blank-check mergers have become a popular alternative to traditional initial public offerings in the past few years, in part because companies can make projections about their business when merging with a SPAC.

SPAC executives say the deals are accelerating growth for companies that could change the world. Skeptics caution that many of the startups could fail, sticking individual investors with losses while insiders are protected through unique incentives granted to blank-check company creators.

Athena raised $250 million in March. Other blank-check companies led by women include Queen’s Gambit Growth Capital—a SPAC that shares a name with an opening sequence in chess and a popular show on Netflix —and several financial-technology focused SPACs led by Betsy Cohen. The investment firm Cohen & Co., which has backed several of Ms. Cohen’s blank-check firms, is partnering with Athena. The SPAC team now plans to launch other blank-check companies.

Ms. Newhouse said the SPAC’s executives found Heliogen attractive because of its potential impact on communities around the world.

“This is a game changer in this industry,” she said.

II.	Heliogen Tweet

The text of the article linked in this post appears above under Section I.

III.	Heliogen LinkedIn Post

The text of the article linked in this post appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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